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                          November 7, 2023

       Jesse Shefferman
       President and Chief Executive Officer
       Protara Therapeutics, Inc.
       345 Park Avenue South, Third Floor
       New York, NY 10010

                                                        Re: Protara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2023
                                                            File No. 333-275290

       Dear Jesse Shefferman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert W. Downes